Exhibit 99.1

Iao Kun Group Holding Company Limited Announces First Quarter 2016 Financial Results

Hong Kong, China – June 7, 2016 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, today announced unaudited and unreviewed financial results for the first quarter ended March 31, 2016. All currency amounts are stated in United States dollars. Please refer to the Form 6-K that will be filed with the Securities and Exchange Commission on or about June 7, 2016 for the full unaudited and unreviewed financial statements and related disclosures for the three months ended March 31, 2016.

First Quarter 2016 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended March 31, 2016 was $1.2 billion, a decrease of 45%, compared to $2.2 billion for the three months ended March 31, 2015.

•	Net loss for the first quarter of 2016 was $3.5 million, or $0.06 per share (basic and diluted), compared to net income, including the change in fair value of contingent consideration of $13.1 million related to the Bao Li Gaming and Oriental VIP Room acquisitions, of $17.1 million, or $0.28 per share (basic and diluted), for the same period of 2015.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $0.5 million, or $0.01 per share (basic and diluted), for the three months ended March 31, 2016, as compared to non-GAAP income of $8.1 million, or $0.13 per share (basic and diluted), for the three months ended March 31, 2015.

First Quarter 2016 Results

For the three months ended March 31, 2016, IKGH recorded revenue of $17.9 million, a 57% decrease from the same period in 2015, primarily due to lower Rolling Chip Turnover during the quarter, as well as (i) a reduction of players for VIP baccarat, consistent with the overall decline of gaming revenue in Macau; (ii) the economic downturn and ongoing anti-corruption campaign in mainland China, where the majority of IKGH’s VIP gaming patrons reside; and (iii) the continued tightening of government policies in mainland China, including restrictions on credit card usage.

Net loss of $3.5 million for the three months ended March 31, 2016 compared to net income of $17.1 million for the same period of 2015 was primarily due to a significant decrease in revenues as a result of lower Rolling Chip Turnover and lower win rate, as well as no fair value changes in contingent consideration liability for the King’s Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions in the first quarter of 2016. IKGH incurred lower commissions to junket agents for the three months ended March 31, 2016 as a result of lower Rolling Chip Turnover compared to the prior-year period, as well as incurring lower selling, general and administrative expenses for the three months ended March 31, 2016, primarily due to no longer paying a monthly table rental to the L’Arc Casino since September 2015, lower overall VIP Gaming Room operating expenses and no year-end bonuses paid to cage employees.

“The first quarter of 2016 continued to see a challenging environment both globally and with respect to the VIP market in Macau, and as a result, we continue to prudently manage our capital,” said Mr. Lam Man Pou, Chairman of IKGH. “While we remain positioned to benefit from any turnaround in the VIP market, we continue to seek additional opportunities in overseas markets to further diversify our revenue streams. We remain committed to expanding our overall presence and generating long-term value for our shareholders.”

Outlook for 2016

For the first five months of 2016, IKGH’s Rolling Chip Turnover was US$1.83 billion (an average of $0.37 billion per month), a decline of 46% compared to US$3.38 billion (an average of $0.68 billion per month) for the first five months of 2015.

The Company is maintaining 2016 Rolling Chip Turnover guidance for its five existing VIP rooms in Macau of between US$3.5 billion and US$4.5 billion.

Conference Call and Replay Information

IKGH will conduct a conference call to discuss the financial results today at 8:30AM EDT/8:30PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-428-9480 (United States/Canada)

10-800-714-0940 (North China)

10-800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-457-2661 (Other International)

Interested parties may also access the live call on the Internet at www.ikghcl.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or through June 21, 2016 by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 3014995.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of non-negotiable chips players purchased. Bets are wagered with "non-negotiable chips" and winning bets are paid out by casinos in so-called "cash" chips. "Non-negotiable chips" are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters and collaborator. Commissions are paid based on the total amount of "non-negotiable chips" purchased by each player. VIP room gaming promoters therefore require the players to "roll," from time to time, their "cash chips" into "non-negotiable" chips for further betting (hence the term "Rolling Chip Turnover"). Through the promoters, "non-negotiable chips" can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the Gaming Inspection and Coordination Bureau to distinguish between VIP table revenue and mass market table revenue.

All of IKGH’s Macau VIP rooms are on a revenue sharing remuneration model. On a win/loss split basis, the VIP room gaming promoter and collaborator receive an agreed percentage of the "win" in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred. Revenue from VIP operation in Australia is based upon a mutually-agreed percentage of the Rolling Chip Turnover.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and a collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau. IKGH recently started trial operations to the Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) to gain a greater understanding of the preferences of its junket agents and VIP players and the logistics of the market.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Unaudited and unreviewed)

	For the Three Months Ended	For the Three Months Ended
	March 31, 2016	March 31, 2015
Revenue from VIP Gaming Operations	$17,922,185	$41,701,232
Total Revenues	17,922,185	41,701,232

Expenses
- Commission to Junket Agents	13,724,981	27,998,132
- Selling, General and Administrative Expenses	3,501,190	5,392,056
- Special Rolling Tax	119,829	219,565
- Amortization of Intangible Assets	4,071,738	4,090,678
Total Expenses	21,417,738	37,700,431

Operating (loss) income attributable to ordinary shareholders before change in fair value of contingent consideration	(3,495,553)	4,000,801

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	-	13,081,685
Net (Loss) Income Attributable to Ordinary Shareholders	(3,495,553)	17,082,486

Other Comprehensive (Loss) Income
Foreign Currency
- Translation Adjustment	(184,414)	17,163
Total Comprehensive (Loss) Income	$(3,679,967)	$17,099,649

Net (Loss)Income Per Share
Basic	$(0.06)	$0.28
Diluted	$(0.06)	$0.28
Weighted Average Shares Outstanding
Basic	63,103,781	61,589,044
Diluted	63,103,781	61,589,044

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	March 31, 2016	December 31, 2015
	(Unaudited and unreviewed)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$8,638,868	$3,052,694
Accounts Receivable, Net	7,901,050	1,460,251
Markers Receivable	170,701,458	170,892,037
Prepaid Expenses and Other Assets	1,522,186	1,448,155
Total Current Assets	188,763,562	176,853,137

Intangible Assets (net of accumulated amortization of $62,533,155 and $58,496,618 at March 31, 2016 and December 31, 2015, respectively)	101,484,348	105,645,737
Property and Equipment (net of accumulated depreciation of $185,604 and $169,798 at March 31, 2016 and December 31, 2015, respectively)	221,393	241,927
TOTAL ASSETS	$290,469,303	$282,740,801

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$52,482,746	$41,908,984
Accrued Expenses	6,183,638	6,030,996
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	14,228,500	14,228,500
Loan Payable, Shareholders, current	3,509,649	2,827,584
Total Current Liabilities	76,404,533	64,996,064

Total Liabilities	76,404,533	64,996,064

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 62,307,794 and 62,307,794 issued and outstanding at March 31, 2016 and December 31, 2015, respectively.	6,230	6,230
Additional Paid-in Capital	133,236,655	133,236,655
Retained Earnings	80,365,694	83,861,247
Accumulated Other Comprehensive Income	456,191	640,605
Total Shareholders' Equity	214,064,770	217,744,737
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$290,469,303	$282,740,801

Cash Flow Information (unaudited and unreviewed)

(in thousands)

	For the three months ended March 31, 2016	For the three months ended March 31, 2015

Net cash provided by operating activities	$4,893	$419
Net cash used in investing activities	-	-
Net cash from (used in) financing activities	683	(340)
Net increase in cash and cash equivalents	$5,576	$79

Non-GAAP Financial Measures

IKGH’s calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  IKGH uses this information internally in evaluating its operations and believes this information is important to investors because it provides users of its financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of IKGH’s net income to Non-GAAP income and GAAP EPS to its Non-GAAP EPS:

	For the Three Months Ended March 31, 2016	For the Three Months Ended March 31, 2015

Net (Loss) Income attributable to ordinary shareholders	$(3,495,553)	$17,082,486

Amortization of intangible assets	4,071,738	4,090,678

Change in fair value of contingent consideration	-	(13,081,685)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$576,185	$8,091,479

Weighted Average Shares Outstanding

Basic	63,103,781	61,589,044
Diluted	63,103,781	61,589,044

	For the Three Months Ended March 31, 2016		For the Three Months Ended March 31, 2015
	Basic	Fully Diluted	Basic	Fully Diluted

Net (Loss) Income per share attributable to ordinary shareholders	$(0.06)	$(0.06)	$0.28	$0.28

Amortization of intangible assets	0.07	0.07	0.07	0.07

Change in fair value of contingent consideration	-	-	(0.22)	(0.22)

Non-GAAP earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.01	$0.01	$0.13	$0.13

Contact:

Iao Kun Group Holding Company Limited
James Preissler, +1 646-450-8808
preissj@ikghcl.com